AB 6/10



13031621

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67758

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/11 (MM/DD/YY) AND ENDING 11/30/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAP USA, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Park Avenue Plaza, 55 East 52nd Street, 34th Floor
(No. and Street)

New York	New York	10055
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN J HAIG — 011 44 20 7016 6629
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

15 Canada Square	London		
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 5 2013
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 6/10

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Derek Buckley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAP USA, L.P., as of November 30, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



PICCADILLY
LONDON
W1J 0LJ

Signature

Chief Executive Officer

Title

Notary Public London, 24th January 2013

SEBASTIAN JACK ROBERT LABOVITCH
Notary Public of London, England
My commission expires with life

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss), or Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Alan John Haig, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAP USA, L.P., as of November 30, 2012, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



PICCADILLY
LONDON
W1J 0LJ

Signature

Chief Financial Officer
Title

Notary Public London, 24th January 2013

SEBASTIAN JACK ROBERT LABOVITCH
Notary Public of London, England
My commission expires with life



This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss), or Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

FAP USA, L.P.

Financial Statements

November 30, 2012

Table of Contents

Report of Independent Registered Public Accounting Firm

The Partners
FAP USA, L.P.:

We have audited the accompanying statement of financial condition of FAP USA, L.P. (the Partnership) as of November 30, 2012, and the related statements of income, changes in partners' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAP USA, L.P. as of November 30, 2012, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

KPMG LLP

January 24, 2013

FAP USA, L.P.

Financial Statements

November 30, 2012

Statement of Financial Condition

	Note	November 30, 2012
Assets		US$
Cash and cash equivalents		2,613,105
Accounts receivable - Trade receivables	3(a)	4,557,816
Accounts receivable – Assigned contract	3(b)	4,760,750
Prepaid fees and other assets		13,055
Security deposit		124,050
Property and Equipment, net of accumulated depreciation ($43,722)	8	169,239
Total Assets		**$ 12,238,015**
Liabilities and Partners' Equity:		
Accounts payable – Trade payables		11,213
Accounts payable – Assigned contract	4(a)	6,109,379
Accounts payable – Intercompany	4(b)	537,173
Accrued expenses		557,848
Deferred income		30,000
Total liabilities		**7,245,613**
Partners' equity		4,992,402
Total liabilities and partners' equity		**$ 12,238,015**

See accompanying notes to financial statements.

FAP USA, L.P.

Financial Statements

November 30, 2012

Statement of Income

	US$
Revenue:	
Revenue	6,545,394
Expenses:	
Gross Salaries	1,734,881
Other employee expenses and benefits	300,557
Occupancy and equipment	565,434
Communications	98,819
Professional fees	425,511
Travel and entertainment	294,483
Other operating expenses	182,946
Commission and Bonus	718,295
Total expenses	4,320,926
Net profit	$ 2,224,468

See accompanying notes to financial statements.

FAP USA, L.P.

Financial Statements

November 30, 2012

Statement of Changes in Partners' Equity

	Note	US$
Partners' equity, beginning of the year		413,366
Contributions	**7**	2,354,568
Net profit		2,224,468
Partners' equity, end of the year		$ 4,992,402

See accompanying notes to financial statements.

FAP USA, L.P.

Financial Statements

November 30, 2012

Statement of Cash Flows

Cash flows from operating activities:	**Note**		US$
Net income		$	2,224,468
Adjustments to reconcile net income to net cash used in operating activities:			
Depreciation and amortisation	**8**		42,972
Non-cash expenses			554,567
Increase in prepaid fees and other assets			(10,935)
Decrease in accounts receivable			532,934
Increase in security deposits			(115,250)
Decrease in accounts payable and accrued expenses			(2,495,545)
Total Adjustments			(1,491,257)
Net cash provided by operating activities			733,211
Cash flows from investing activities:			
Purchase of fixed assets	**8**		(203,955)
Net cash used in investing activities			(203,955)
Cash flows from financing activities:			
Contribution of capital	**7**		1,800,000
Net cash provided by financing activities			1,800,000
Net increase in cash			2,329,256
Cash and cash equivalents, beginning of year			283,849
Cash and cash equivalents, end of year		$	2,613,105

See accompanying notes to financial statements.

FAP USA, L.P.

Financial Statements

November 30, 2012

Notes to Financial Statements

1) Nature of Operations

FAP USA, L.P. (The Partnership) is a Delaware partnership owned by FAP GEN PAR, LLC and First Avenue Partners LLP, a United Kingdom entity. The Partnership was incorporated in the State of Delaware on February 14, 2007 and commenced operations on October 2, 2007. The Partnership is registered under the Securities Exchange Act of 1934 and applicable state law, is regulated by the Financial Industry Regulatory Authority (FINRA) and is a member of SIPC.

The Partnership acts as a third party marketer of securities and investments and raises capital for hedge funds, private equity opportunities, real asset funds and real estate sectors.

In November 2011, the Partnership took the opportunity to substantially upgrade its business by recruiting a team of executives from another broker-dealer. Consequent on the recruitment of this team from Madison Williams and Company LLC (which included employees in New York, Ohio and San Francisco) who became employees of FAP USA with effect from September 1, 2011, FAP USA also entered into certain other agreements to act as agent to receive money from prior Madison Williams transactions and the disbursement of that money to, amongst others, Madison Williams and the new employees of FAP USA.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Revenue Recognition

Revenue earned from capital placement contracts is recognized at the time that fees become due under the relevant mandate contract, which is typically when investors subscribe for interests in the clients' investment funds, or for interests in the operating vehicle in the case of direct private equity investments. Payment terms for the fees are also provided for in the relevant capital placement contract, and may provide for payment on or close to subscription, or deferred over a period of time, which may be 3 years.

Revenue recognition (continued)

Retainer fees are often earned on capital placement mandates and are recognized in line with the relevant contract, typically as earned, however most retainer fees are offset against the placement fee if such placement fee becomes due.

Advisory fees are recognized in line with the relevant advisory agreement, normally on completion of the advisory assignment.

Under the terms of an agreement with the previous employer of the team mentioned in 1 above, the Partnership acts as agent in the collection of certain amount of fees from previous clients of Madison Williams and payment to employees and Madison Williams of certain compensation and expenses.

The Partnership has no obligation to pay these compensation amounts and expenses unless it receives fees from previous clients of Madison Williams.

(b) Cash and Cash Equivalents

Cash equivalents may include money market funds, deposits with banks, commercial paper of companies with strong credit ratings in diversified industries and other highly liquid debt instruments with a remaining maturity of three months or less at the date of purchase. At November 30, 2012, there were no cash equivalents included in money market funds.

(c) Income Taxes

FAP USA, LP is treated as a Partnership for federal and state income tax purposes. All items of taxable income, deductions, gains, or losses from the Partnership are passed through to the respective members and reported in the members' income tax returns. Accordingly, the Partnership does not provide for federal and state income taxes. The Partnership may be subject to withholding taxes on its non-US parties' allocable share of income that is effectively connected with the Partnerships US business. The Partnership is subject to the New York City Unincorporated Business Tax (UBT). The liability associated with the UBT is principally the result of the operations of the Partnership. UBT was calculated using currently enacted tax laws and rates, and recorded as an expense in the books of the Partnership, in accordance with the provisions of Statement of FASB ASC 740.

(*d*) Depreciation and Amortization

Depreciation is provided on all tangible fixed assets on a straight-line basis, writing off the cost of an asset less its estimated residual value, evenly over its expected useful economic life, as follows:

Computers & Equipment – 3 years

Furniture & Fittings – 5 years

FAP USA, L.P.

Financial Statements

November 30, 2012

Notes to Financial Statements

Depreciation and Amortization (continued)

Amortization of leasehold improvements is recorded on a straight-line basis over the term of the lease, where the lease is terminated early the remaining balance is written off to the Statement of Operations.

3) Receivables

a) Trade Receivables: In line with our revenue recognition policy trade receivables is substantially made up of the Stonepeak accounts receivable which as per the agreement is paid over 12 equal quarterly installments. The Partnership does not make any general provision for bad and doubtful debts.

b) Assigned Contract: An amount of $4,760,750 is due from a previous client of Madison Williams Company LLC substantially all of which (subject to being received) is due to be paid to the previous employees of Madison Williams and is included in Accounts payable assigned contract.

4) Payables

a) Assigned Contract: An amount of $6,109,379 is due to be paid out to the previous employees of Madison Williams in connection with the assigned contract. The Partnership has no obligation to pay the employees if the receivables are not received. At the year-end $1,074,846 has been received in cash but had not yet been paid out to the relevant employees, until after the Balance Sheet date.

b) Intercompany: At the year-end an amount of $414,083 was due to First Avenue Partners LLP in respect of revenue earned on the Stonepeak closes in October and November for its participation in the fund raising. In addition $123,090 was due in relation to deferred compensation which is the obligation of the parent.

5) Net Capital and Reserve Requirement

The Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital, as defined, of 15 to 1 of aggregate indebtedness to net capital, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of November 30, 2012 the Partnership had a net capital of $293,559, and a ratio of aggregate indebtedness of net capital of 3:1, which represented an excess of $138,923 over the minimum net capital requirement of $154,636.

The Partnership is exempt from the reserve requirements of Rule 15c3-3 since its broker-dealer transactions are limited to purchase sale and redemption of redeemable securities of Hedge Funds, private equity opportunities, real asset funds and real estate sectors.

FAP USA, L.P.

Financial Statements

November 30, 2012

Notes to Financial Statements

6) Related Party Transactions

During the year First Avenue Partners LLP made capital contributions to the Partnership, see Note 7. As at the year-end there was a payable due to First Avenue Partners LLP for revenue see Note 4(b).

7) Partners' Equity

On October 2, 2007, the FAP GEN PAR, LLC, as General Partner, contributed $10,000 cash for an initial capital contribution. On October 4, 2007, First Avenue Partners LLP, as Limited Partner made a capital contribution of $1,105,236, of which $990,000 was in cash and the remaining $205,236 represented a capitalization of organizational costs, furniture and fixtures and equipment. First Avenue Partners LLP has also made further capital contributions to 30 November 2012 as below.

Year		**Contributions US$**
Initial Contribution		1,105,236
2008		220,040
2009		342,025
2010		105,000
2011		713,069
2012		2,354,568
Total Partners' Contributions	$	**4,839,938**

FAP USA, L.P.

Financial Statements

November 30, 2012

Notes to the Financial Statements

8) Property and Equipment

Property and Equipment consisted of the following:

	Computer Equipment	Furniture & Fixtures	Leasehold Improvements	Total
	$	$	$	$
Cost				
At 1 December 2011	9,007	-	-	9,007
Additions	78,637	61,880	63,438	203,955
Total Cost	87,644	61,880	63,438	212,962
Depreciation				
At 1 December 2011	751	-	-	751
Charge for the year	20,607	7,592	14,773	42,972
Total depreciation	21,358	7,592	14,773	43,723
Net Book Value at 30 November 2012	**66,286**	**54,288**	**48,665**	**169,239**

9) Financial Support

The Partnership has an agreement with First Avenue Partners LLP, whereby First Avenue Partners LLP has committed to provide financial support to the Partnership in an amount sufficient for the Partnership to satisfy its obligations when due and fund its operations as needed and will satisfy, on a timely basis all liabilities and obligations of the Partnership that the Partnership is unable to satisfy when due, this includes providing additional capital when necessary in order for the Partnership to meet its net regulatory capital requirement, until at least December 1, 2013.

Notes to the Financial Statements

10) Commitments and Contingencies

Although none are presently contemplated, the Company may be subject to legal proceedings and claims, which may have arisen in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions, if any, will not adversely affect the results of operations or financial condition of the Company.

11) Subsequent Events

The Partnership has evaluated subsequent events from the balance sheet date through January 25, 2012 the date at which the financial statements were available to be issued, and determined there are no other items to disclose.

FAP USA, L.P.

Financial Statements

November 30, 2012

Schedule I

Computation and Reconciliation of Net Capital Pursuant

to Uniform Net Capital Rule 15c3-1

		US$
Total Partners' equity	$	4,992,402
Less:		
Nonallowable assets and deductions		4,698,843
Net capital Under SEC Rule 15c3-1		293,559
Less minimum net capital requirement – the greater of 6-2/3% of aggregate indebtedness of $2,319,547 or $5,000		(154,636)
Net capital in excess of minimum requirement	$	138,923
Aggregate indebtedness	$	2,319,547

See accompanying report of Independent Registered Public Accounting Firm

FAP USA Reconciliation

Note: a material difference exists in the amounts in the schedule and the computation reported by FAP USA LP in Part II-A of the unaudited FOCUS Report on Form X-17A-5 as of November 30, 2012. A reconciliation of net capital is shown below.

	Net Capital
	US$
Per the unaudited FOCUS report	362,483
Reconciling items :	
UBT Accrual	(68,628)
SIPC Accrual	(296)
Per Schedule	293,559

FAP USA, L.P.

Financial Statements

November 30, 2012

Schedule II

The Partnership is exempt from the reserve requirements pursuant to the Rule 15c3-3 under paragraph (k)(2)(i).

At November 30, 2012, the Partnership is exempt from the provisions of Rule 15c3-3 (under paragraph k(2)(i) of such Rule). Because of this exemption, the Partnership has not included the schedules Computation for Determination of Reserve Requirements under Rule 15c3-3 or Information for Possession or Control Requirements under Rule 15c3-3.

See accompanying report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Partners
FAP USA, L.P.:

In planning and performing our audit of the financial statements of FAP USA, L.P. (the Partnership), as of and for the year ended November 30, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to

the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on January 24, 2013. These significant deficiencies have been remediated as at the year end.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at November 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Partners, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


KPMG LLP

KPMG LLP

January 24, 2013

FAP USA, L.P.

Financial Statements

November 30, 2012

(With Report of Independent Registered Public Accounting Firm and Supplemental Report on Internal Control Thereon)

Intentionally Blank